EXHIBIT 3.1
                      CARNIVAL CORPORATION

             AMENDMENT OF SECOND AMENDED AND RESTATED
                                    ARTICLES OF INCORPORATION


     The Second Amended and Restated Articles of Incorporation (the "Articles")

of Carnival Corporation (the "Corporation") were amended at a special meeting of stockholders of the Corporation held on April 19, 1999, at which meeting there were present or represented by proxy 512,225,356 shares of the

Corporation, being the majority of the issued and outstanding shares of the

Corporation.  At said meeting, Article Seventh of the Articles was amended and restated to read as follows:

          "7. Board of Directors. The Board of Directors shall consist of no less than three (3), and no more than seventeen (17) members. Within said minimum and maximum, the number shall be set forth by resolution of the stockholders or by resolution of the Board of Directors. The meetings of the Board of Directors will be held in the Republic of Panama or in any other country, and any Director can be represented and vote by proxy or proxies at any and all Directors' meetings. The meetings may also be held by means of telephone conference, fax or any other means of electronic communication, in which the participants have been in direct contact. Likewise, the resolutions of the Board of Directors may be adopted by minutes which are circulated for signature by the Directors or their proxies in different dates and places. The Board of Directors shall have absolute control and full powers of administration on all the matters of the Corporation, being it understood that the Board of Directors is empowered to contract loans or financing in general, to grant guarantees with respect to its properties, subsidiaries, its obligations and those of third parties, and to mortgage its properties and assets, and to sell less than all or substantially all of the assets of the Corporation without shareholder approval."